Free Writing Prospectus (FWP)

Filed Pursuant to Rule 433

Registration Statement No. 333-220240

QUÉBEC

U.S.$ 1,000,000,000

1.900% GLOBAL NOTES SERIES RB DUE APRIL 21, 2031

FINAL TERM SHEET

April 14, 2021

Issuer:	Québec

Existing Long-Term Issuer Ratings:	Aa2/AA-/AA- (Moody’s/S&P/Fitch)

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	US$ 1,000,000,000.00

Trade Date:	April 14th, 2021

Settlement Date:	April 21st, 2021 (T+5)

Maturity Date:	April 21st, 2031

Interest Payment Dates:	April 21st and October 21st of each year, starting October 21st, 2021

Benchmark Treasury:	UST 1.125% due February 15th, 2031

UST Spot (price, yield):	95-13+ / 1.631%

Spread to Benchmark Treasury:	T + 29.05 bps

Spread to Mid Swaps:	+29 bps

Re-Offer Yield:	1.922%

Coupon:	1.900% payable semi-annually

Re-Offer Price:	99.801%

Total Proceeds:	US$ 998,010,000.00

Fees:	0.200%

All-In Price:	99.601%

All-In Yield:	1.944%

Net Proceeds:	US$ 996,010,000.00

Day Count:	30/360

Minimum Denomination:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU, as amended) (MiFID II). This admission may be completed following settlement on a reasonable effort basis

Governing Law:	Québec and Canada

Prospectus and Prospectus Supplement	Prospectus dated September 11th, 2017 and Preliminary Prospectus Supplement filed on April 14, 2021

https://www.sec.gov/Archives/edgar/data/0000722803/000119312521115613/d112082d424b3.htm

Joint Lead Managers and Bookrunners:	BMO Capital Markets Corp.

HSBC Bank plc

J.P. Morgan Securities plc

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Billing and Delivering:	RBC Capital Markets, LLC

CUSIP / ISIN / Common Code:	748149AR2 / US748149AR21 / 111730334

UK MiFIR Target Market:	Manufacturers target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at https://www.sec.gov/edgar/browse/?CIK=722803, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760 or HSBC Bank plc toll-free at 1-866-811-8049 or J.P Morgan Securities plc.at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at1-866-375-6829 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930

Other: ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.